Exhibit 12.1
CKE RESTAURANTS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal years ended January 31,
	2007	2006	2005	2004	2003
Earnings before fixed charges:
Income (loss) before taxes, discontinued operations and cumulative effect of accounting change for goodwill	$82,071	$57,251	$17,070	$(48,013)	$12,121
Fixed charges	52,019	55,380	71,329	72,224	71,211

	$134,090	$112,631	$88,399	$24,211	$83,332

Fixed charges:
Interest expense	$19,751	$23,016	$36,748	$39,962	$39,924
Interest component of rent expense	32,268	32,364	34,581	32,262	31,287

	$52,019	$55,380	$71,329	$72,224	$71,211

Ratio of earnings to fixed charges	2.6	2.0	1.2	—	1.2

Deficiency (if any)	$—	$—	$—	$(48,013)	$—

Rent expense	96,803	97,092	103,743	96,787	93,862

Interest component (1/3 of rent expense)	32,268	32,364	34,581	32,262	31,287